CSK

02 JUN -5 [illegible]

82-781

March, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

82-781

02034646

SUPPL

Dear Sir/Madam,

As per Rule 12g3-2(b), we are sending the CSK Semiannual Report for the six months period ended September 30, 2001. If you have any questions, do not hesitate to contact our IR department, ir_sp@cii.csk.co.jp.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Best Regards,

Satoko Ono

Satoko Ono
Public Relations Office IR Section
CSK CORPORATION

25th Floor,Shinjuku-Sumitomo Building,
2-6-1 Nishi-ShinjukuShinjuku-ku, Tokyo,
163-0227, JAPAN
TEL: +81-3-5321-3164
FAX: +81-3-5321-3136
E-Mail: ir_sp@cii.csk.co.jp
URL: http://www.csk.co.jp

dlw 6/12

Semiannual Report 2001

For the six months ended September 30, 2001

CSK CORPORATION

Consolidated Financial Highlights (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the six months ended September 2000 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note)
	2000	2001	2001
Net sales	¥ 198,683	¥200,063	$1,675,572
Operating income	3,637	5,180	43,381
Loss before income taxes and minority interests	(7,355)	(1,529)	(12,802)
Net loss	(13,472)	(4,984)	(41,743)
Total assets	392,558	350,214	2,933,116
Total shareholders' equity	97,972	78,087	653,997
Interest-bearing debt	155,820	132,581	1,110,386
	Yen		**U.S. Dollars (Note)**
Per share information:			
Net loss per share	¥(180.4)	¥(66.7)	$(0.56)
Cash dividends	6.00	6.00	0.05

Note: All dollar amounts in this semiannual report represent U.S. dollars and are translated from Japanese yen amounts, for convenience only, at the rate of ¥119.40=US$1.00, the approximate rate of exchange on September 30, 2001. Billion is used in the American

Contents

To Our Shareholders

Operating Results

(1) Overview of Operations—

During the first half of the fiscal year, the Japanese economy rapidly weakened as IT-related industries, the major driver of growth in the previous fiscal year, declined dramatically due to a slowing U.S. economy and generally soft demand. Corporate earnings and capital expenditures both fell as a result. The Japanese employment picture worsened as the unemployment rate remained at an all-time high level. All signs thus point to a still deeper economic downturn. Concerns about the future are growing, especially due to the impact on the global economy of the terrorist attacks in the U.S.

In the information services sector, declining earnings are prompting companies to adopt a more cautious stance regarding IT investment plans. Nevertheless, demand remains solid for investments in systems needed to cut costs, speed up decision-making and boost productivity. According to data compiled by the Ministry of Economy, Trade and Industry, sales in Japan's information services sector in September rose 8.4% year on year, the 17th consecutive month of such growth. More growth is foreseen as demand is fueled by the government's IT policies, notably the National Broadband Initiative.

The CSK Group continued to conduct its businesses with a strategic focus on e-Services. As a result, consolidated net sales and operating revenue increased 0.7% to ¥200,063 million, operating income increased 42.4% to ¥5,180 million and the net loss declined from ¥13,472 million to ¥4,984 million.

In terms of sales and operating revenue, B2B services for corporate clients turned in a strong performance, paced by good results by CSK Corporation's system integration services, the network services of CSK Network Systems Corporation and the data support services of ServiceWare Corporation. This growth was sufficient to offset weakness in the B2C domain.

Contributing to the improvement in operating income were higher earnings at B2B businesses, a much lower loss at ISAO Corporation following substantial start-up costs in the previous fiscal year, and a decline in the amortization of goodwill.

The substantial reduction in the loss before income taxes and minority interests was mainly attributable to a rapid rebound in profitability at equity-method affiliate SEGA Corporation due to restructuring initiatives that greatly reduced equity in net loss of unconsolidated subsidiaries and affiliates. This outweighed a sharp fall in other income due to the bearish capital market.

Notable factors for the substantially lower net loss were higher earnings from operations, gain on sales of investments in securities and dilution gain in conjunction with the IPO of a CSK Group member. These items more than offset the write-off of goodwill by ISAO Corporation and other expenses.

(2) Operating results by business segments—

< Computer Services >

Sales increased 16.4% to ¥112,318 million and operating income rose from ¥221 million to ¥5,531 million. System integration services sales at CSK Corporation were much higher because of growth in orders, primarily from the financial services sector. Among consolidated subsidiaries, earnings continued to climb at the B2B businesses of Bellsystem24, Inc., CSK Network Systems, ServiceWare and other companies. At ISAO, which is involved in the B2C field, there was a significant improvement in profitability. Losses fell sharply as ISAO's business operations gained momentum.

< Computer and Other Product Sales >
Sales declined 18.4% to ¥49,963 million and operating income declined 75.1% to ¥644 million. Sales were down only slightly at CSK Corporation and sales increased at B2B subsidiaries such as CSI Co., Ltd., which sells equipment to small- and medium-sized companies, and NextCom K.K., which sells network equipment. However, results at CSK ELECTRONICS CORPORATION suffered as the excessive number of computer stores in Japan combined with a downturn in consumer spending and decline in sales prices to create a difficult operating environment. Sales of PCs and related products to individuals at this consolidated subsidiary's T-ZONE PC stores declined at a higher level.

< Prepaid Card Sales >
Sales in this segment, for which consolidated subsidiary Japan Card Center Kaisha is primarily responsible, declined 1.3% to ¥25,377 million and due to the amortization of goodwill and other expenses, there was an operating loss of ¥111 million, compared with a loss of ¥233 million in September 2000.

< Publication >
Sales declined 14.8% to ¥13,024 million and, including the effect of the amortization of goodwill, the operating loss increased from ¥233 million to ¥901 million. The Japanese publishing industry has been shrinking steadily for the past five years and the outlook remains challenging. Sales in this segment mainly represent the publishing and sale of IT- and entertainment-related magazines and books by ASCII CORPORATION and its subsidiaries.

< Others >
Sales were down 47.8% to ¥1,043 million and operating income declined from ¥1,298 million to ¥49 million. The main cause was an extremely low volume of sales of securities in the venture capital sector because of the bearish Japanese capital market. This segment consists mainly of the venture capital business conducted by CSK Venture Capital Co., Ltd.(CSK VC) and building lease operations at CSK Corporation.

Outlook for the Full Fiscal Year

IT investments are essential to the growth and future development of all kinds of companies. CSK, therefore, foresees a continued need for IT products and services, but also expects that customers will become more selective in their IT outlays because of the severe economic environment. CSK believes that demands placed on IT service providers will become even greater. Among these demands, faster deliveries, more competitive prices and the ability to accommodate many kinds of new technologies are needed.

Despite these challenges, management is confident that CSK and its consolidated subsidiaries can turn in strong performances by providing well suited and well timed e-Services to customers, especially in the B2B domain. In the B2C arena as well, actions to improve profitability will continue even though today's severe market conditions are likely to persist. At equity-method affiliate SEGA, restructuring initiatives are now producing concrete results. Accordingly, CSK is forecasting consolidated net sales and operating revenue of ¥422,000 million, and a net loss of ¥3,800 million for the current fiscal year.

Mid- to Long-term Strategy

In line with its slogan of aiming to be the "No. 1 e-Service Integrator," the CSK Group pursues a "coordinated Group management that mirrors the Group's vision." The advent of the Internet has produced an open and unrestricted infrastructure that serves as a common base for society. We have entered a period when everyone can share the new conveniences spawned by this infrastructure. On the common base for

network systems generated through these shifts in social values, new value can be added only by services that accurately address a broad range of individual needs.

The CSK Group is utilizing its extensive knowledge of services to mold the services that will be required in the 21st century. This process is the essence of the e-Services supplied by the CSK Group. In this regard, there are two business strategies.

To begin with, enhancing project management human resources is the core competence of the CSK Group. And project managers are at the heart of this function. The CSK Group will upgrade the skills of its project managers, who represent a valuable internal resource. The CSK Group will also rapidly increase the participation of business partners involved in each project, which are a valuable external resource. Alliances and investments for the purpose of enhancing human resources will also be considered. Furthermore, CSK's expertise in the "IT educational services business" will be tapped to achieve further qualitative gains in human resources.

Secondly, the CSK Group will differentiate services by focusing on its strongest fields. The ultimate e-Service need is "support for customers' core businesses." Expertise in "business operations" is the most important service for meeting this need. The CSK Group has much experience in "business operations," currently boasting the preeminent call center business group in Japan. This strength gives the Group a powerful base from which to build an e-Service brand with overwhelming superiority.

Throughout its history, the CSK Group has grown with customers by positioning its own operations as closely as possible to those of its customers. In order to conduct such operations, the CSK Group has created the technologies needed to "fully utilize ICT (Information & Communication Technology)" and fostered the people needed to supply "extensive services that address specific needs." As the Internet age continues to unfold, the CSK Group will extend assistance that contributes directly to the success of customers' e-businesses. The objective is the provision of e-Services that can respond even more efficiently to the changes brought about by the Internet.

Dividend Policy

Positive shareholder return has always been a central element of CSK's management policies. CSK will continue to adhere to its policy of a "stable dividend" to meet the expectations of shareholders while taking into consideration the need to preserve and strengthen the company's financial position, business operations, and financial and management systems.

Retained earnings will serve as a source of investments to enhance technical skills, conduct research in new technologies, build a stronger operating base for the company, seek new business opportunities and take other forward-looking actions. CSK believes that the effective use of retained earnings will lead to a more powerful base to support earnings growth.

December 2001

Yoshiji Fukushima
Chairman and Representative Director

Masahiro Aozono
President and Representative Director

Consolidated Balance Sheets (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
As of September 30, 2000 and 2001

ASSETS	Millions of Yen 2000	Millions of Yen 2001	Thousands of U.S. Dollars (Note 1 (1)) 2001
Current assets:			
Cash (Note 2)	¥ 60,413	¥ 55,200	$ 462,308
Notes and accounts receivable	60,089	60,820	509,378
Marketable securities (Notes 2 and 3)	17,605	20,931	175,303
Venture capital investments	4,823	3,469	29,058
Inventories	20,970	20,334	170,301
Other current assets	10,697	12,874	107,822
Allowance for doubtful accounts	(862)	(561)	(4,695)
Total current assets	173,735	173,067	1,449,475
Property and equipment, net of accumulated depreciation (Note 4)	42,272	40,452	338,793
Deferred charges and intangible assets	20,725	11,260	94,303
Investments and other assets:			
Investments in unconsolidated subsidiaries and affiliates	65,669	54,915	459,922
Investments in securities (Note 3)	48,626	34,146	285,976
Long-term loans	6,091	5,482	45,913
Investments in partnerships	20,322	13,923	116,608
Other assets	21,430	23,901	200,179
Allowance for doubtful accounts	(6,313)	(6,932)	(58,053)
Total assets	¥392,558	¥350,214	$2,933,116

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2000	Millions of Yen 2001	Thousands of U.S. Dollars (Note 1 (1)) 2001
Current liabilities:			
Notes and accounts payable	¥ 35,507	¥ 31,913	$ 267,275
Short-term bank loans payable	111,297	87,123	729,671
Current portion of convertible bonds payable	11,927	6,573	55,050
Commercial paper	2,000	19,600	164,154
Accrued income taxes	4,288	2,594	21,727
Unearned revenue	16,484	21,668	181,477
Accrued bonuses to employees	5,706	6,300	52,769
Allowance for sales returns	735	1,259	10,542
Other current liabilities	23,744	21,976	184,057
Total current liabilities	211,688	199,006	1,666,720
Long-term liabilities:			
Convertible bonds payable	10,373	4,300	36,013
Long-term bank loans payable	20,223	14,985	125,498
Accrued employees' retirement benefits	2,633	5,978	50,068
Accrued directors' retirement benefits	237	299	2,504
Other long-term liabilities	10,191	7,183	60,161
Total liabilities	255,345	231,751	1,940,964
Minority interests	39,241	40,376	338,155
Commitments and contingencies			
Shareholders' equity:			
Common stock, par value, ¥50 per share— Authorized: 298,000,000 shares at September 30, 2000 and 2001, respectively Issued: 74,700,164 shares at September 30, 2000 and 2001, respectively	69,029	69,029	578,133
Additional paid-in capital	78,795	78,795	659,921
Accumulated deficit	(53,839)	(67,565)	(565,866)
Unrealized gains on securities	6,068	149	1,245
Foreign currency translation adjustments	(1,203)	(2,314)	(19,382)
Treasury stock, at cost	(878)	(7)	(54)
Total shareholders' equity	97,972	78,087	653,997
Total liabilities and shareholders' equity	¥392,558	¥350,214	$2,933,116

Consolidated Statements of Operations (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2000 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 1 (1))
	2000	2001	2001
Sales and operating revenue	¥198,683	¥200,063	$1,675,572
Operating costs	164,339	164,252	1,375,650
Selling, general and administrative expenses	30,707	30,631	256,541
Operating income	3,637	5,180	43,381
Other income (expenses):			
Interest and dividend income	797	505	4,231
Interest expenses	(1,516)	(925)	(7,745)
Gain on sales of marketable securities	2,322	149	1,245
Gain on sales of investments in securities	629	2,598	21,758
Loss on write-down of investments in securities	(967)	(477)	(3,992)
Write-down of inventories	(44)	(812)	(6,800)
Dilution gain	2,671	3,120	26,133
Equity in net losses of unconsolidated subsidiaries and affiliates	(10,725)	(6,101)	(51,096)
Restructuring expenses	(3,856)	–	–
Loss on write-off of goodwill	–	(2,350)	(19,683)
Others, net	(303)	(2,416)	(20,234)
Loss before income taxes and minority interests	(7,355)	(1,529)	(12,802)
Income taxes:			
Current	5,737	3,487	29,202
Deferred	213	(499)	(4,178)
	5,950	2,988	25,024
Loss before minority interests	(13,305)	(4,517)	(37,826)
Minority interests in consolidated subsidiaries	(167)	(467)	(3,917)
Net loss	¥(13,472)	¥ (4,984)	$ (41,743)

	Yen		U.S. Dollars (Note 1 (1))
Per Share Information:			
Basic earnings per share	¥(180.44)	¥(66.72)	$(0.56)
Cash dividends (Note 6 (2))	¥ 6.00	¥ 6.00	$ 0.05

Consolidated Statements of Shareholders' Equity (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
Fiscal year 2001 ended March 31 and six months ended September 30, 2001

	Millions of Yen							
	Common stock	Unissued common shares	Additional paid-in capital	Accumulated deficit	Unrealized gains on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of March 31, 2000	¥47,589	¥ 42,870	¥57,365	¥(39,910)	¥ –	¥ –	¥(3,523)	¥104,391
Issuance of additional shares of common stock	21,440	(42,870)	21,430					–
Net loss				(21,354)				(21,354)
Decrease due to changes in subsidiaries and affiliates				(48)				(48)
Foreign currency translation adjustments						(2,251)		(2,251)
Unrealized gains on securities					1,753			1,753
Cash dividends				(836)				(836)
Directors' and statutory auditors' bonuses				(72)				(72)
Sales of treasury stock, net							3,516	3,516
Balance as of March 31, 2001	¥69,029	¥ –	¥78,795	¥(62,220)	¥ 1,753	¥(2,251)	¥ (7)	¥ 85,099
Net loss				(4,984)				(4,984)
Decrease due to changes in subsidiaries and affiliates				132				132
Foreign currency translation adjustments						(63)		(63)
Unrealized gains on securities					(1,604)			(1,604)
Cash dividends				(448)				(448)
Directors' and statutory auditors' bonuses				(45)				(45)
Sales of treasury stock, net							(0)	(0)
Balance as of September 30, 2001	**¥69,029**	**¥ –**	**¥78,795**	**¥(67,565)**	**¥ 149**	**¥(2,314)**	**¥ (7)**	**¥ 78,087**

	Thousands of U.S. Dollars							
	Common stock	Unissued common shares	Additional paid-in capital	Accumulated deficit	Unrealized gains on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of March 31, 2001	$578,133	$ –	$659,921	$(521,103)	$ 14,679	$(18,853)	$(54)	$712,723
Net loss				(41,743)				(41,743)
Decrease due to changes in subsidiaries and affiliates				1,106				1,106
Foreign currency translation adjustments						(529)		(529)
Unrealized gains on securities					(13,434)			(13,434)
Cash dividends				(3,754)				(3,754)
Directors' and statutory auditors' bonuses				(372)				(372)
Sales of treasury stock, net							(0)	(0)
Balance as of September 30, 2001	$578,133	$ –	$659,921	$(565,866)	$ 1,245	$(19,382)	$(54)	$653,997

Consolidated Statements of Cash Flows (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the six months ended September 30, 2000 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 1 (1))
	2000	2001	2001
Cash flows from operating activities:			
Loss before income taxes and minority interests	¥ (7,355)	¥ (1,529)	$ (12,802)
Adjustments for—			
Depreciation and amortization	5,349	7,157	59,942
Interest and dividend income	(797)	(505)	(4,231)
Interest expenses	1,513	925	7,745
Equity in net losses of unconsolidated subsidiaries and affiliates	10,727	6,101	51,096
Dilution gain	(2,671)	(3,120)	(26,133)
Gain on sales of marketable and investments in securities	(2,916)	(2,727)	(22,838)
Decrease in notes and accounts receivable	6,194	10,656	89,251
Decrease in notes and accounts payable	(3,779)	(7,804)	(65,361)
Decrease (Increase) in venture capital investments	(1,123)	356	2,979
Others	3,864	1,995	16,709
Subtotal	9,006	11,505	96,357
Interest and dividend income received	824	506	4,240
Interest expenses paid	(1,573)	(897)	(7,512)
Income (Loss) from settlement of litigation, net	70	(18)	(156)
Payments for restructuring	(502)	–	–
Income taxes paid	(3,967)	(8,863)	(74,226)
Net cash provided by operating activities	3,858	2,233	18,703
Cash flows from investing activities:			
Decrease (Increase) in time deposits, net	3,493	(2,693)	(22,559)
Net proceeds from sales and purchases of marketable securities	8,240	1,204	10,084
Purchase of property and equipment	(1,886)	(2,678)	(22,426)
Purchase of intangible assets	(652)	(1,618)	(13,550)
Purchase of investments in securities	(57,503)	(4,721)	(39,536)
Proceeds from sales of investments in securities	3,802	9,196	77,014
Investments in partnerships	(5,203)	(69)	(581)
Distribution from investments partnerships	896	484	4,053
Others	1,111	564	4,727
Net cash used in investing activities	(47,702)	(331)	(2,774)
Cash flows from financing activities:			
Increase (Decrease) in short-term bank loans payable, net	8,273	(16,227)	(135,903)
Proceeds from long-term debt	532	–	–
Repayment of long-term debt	(2,128)	(2,610)	(21,860)
Purchase of treasury stock	(1)	(2)	(14)
Proceeds from sales of treasury stock	4,893	2	15
Issuance of shares to minority shareholders	6,206	6,907	57,848
Cash dividends paid	(639)	(788)	(6,604)
Others	(6)	(58)	(485)
Net cash provided by financing activities	17,130	(12,776)	(107,003)
Effect of exchange rate changes on cash and cash equivalents	46	42	353
Net decrease in cash and cash equivalents	(26,668)	(10,832)	(90,721)
Cash and cash equivalents, at beginning	95,222	77,527	649,306
Cash and cash equivalents of initially consolidated subsidiaries, at beginning	0	–	–
Cash and cash equivalents of subsidiaries removed from consolidation, at beginning	(29)	(349)	(2,925)
Cash and cash equivalents, at end (Note 2)	¥ 68,525	¥ 66,346	$ 555,660

Notes to Consolidated Financial Statements (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries

1. Significant Accounting Policies:

(1) Basis of presenting consolidated financial statements—

The accompanying consolidated financial statements of CSK CORPORATION ("CSK") and Consolidated Subsidiaries (collectively, the "Company") were prepared in accordance with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The accompanying consolidated financial statements should be read in conjunction with the financial statements and related notes included in the annual report of the Company for the year ended March 31, 2001 (2001 Annual Report), because these financial statements were prepared on the basis of the consolidated financial statements and in accordance with the significant accounting policies included in the Company's 2001 Annual Report, applied in a consistent manner.

The U.S. dollar amounts in the accompanying consolidated financial statements are included solely for the convenience of readers outside Japan. The rate of ¥119.40 = US$1.00, the rate of exchange on September 28, 2001, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen has been or could be readily converted, realized or settled into U.S. dollars at that rate or any other rate.

Certain amounts in the accompanying consolidated financial statements from prior years have been reclassified to conform to the current year's presentation.

(2) Consolidation and investments in affiliates—

The accompanying consolidated financial statements include the accounts of CSK and its subsidiaries. Bellsystem 24, Inc., CSK ELECTRONICS CORPORATION, ASCII CORPORATION, NextCom K.K. and 25 other subsidiaries were consolidated for the six months ended September 30, 2001.

Investments in SEGA Corporation and 4 other affiliated companies were accounted for by the equity method.

2. Consolidated Statements of Cash Flows:

For the purpose of the consolidated statements of cash flows, "Cash and cash equivalents" consists of cash on hand, demand deposits, and certain investments with original maturity of three months or less with virtually no risk of loss of value.

"Cash" at September 30, 2000 and 2001 on the consolidated balance sheets and "Cash and cash equivalents" at September 30, 2000 and 2001 on the consolidated statements of cash flows are reconciled as follows:

	Millions of Yen		Thousands of U.S. Dollars (Note 1 (1))
	2000	2001	2001
Cash	¥60,413	¥55,200	$462,308
Marketable securities	17,605	20,931	175,303
Less: Time deposits with original maturities of more than three months or those submitted as collateral for loans	(5,573)	(3,476)	(29,114)
Less: Cash in escrow accounts	(264)	(3)	(25)
Less: Equity securities and other marketable securities with original maturities of more than three months	(3,656)	(6,306)	(52,812)
Cash and cash equivalents	¥68,525	¥66,346	$555,660

3. Marketable Securities and Investments in Securities:

The amortized cost and market value of held-to-maturity bonds that are publicly traded as of September 30, 2001 were ¥13,109 million and ¥13,275 million, respectively.

The acquisition cost and market value of available-for-sale securities that are publicly traded as of September 30, 2001 were ¥19,438 million and ¥19,116 million, respectively.

4. Property and Equipment:

"Property and equipment" as of September 30, 2000 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars (Note 1 (1))
	2000	2001	2001
Buildings and structures	¥ 30,359	¥ 30,938	$ 259,116
Others	20,157	21,503	180,091
	50,516	52,441	439,207
Less: Accumulated depreciation	(25,821)	(27,045)	(226,507)
	24,695	25,396	212,700
Land	17,577	15,056	126,093
	¥ 42,272	¥ 40,452	$ 338,793

5. Segment Information:

The Company operates principally in five segments: computer services, computer and other product sales, prepaid card sales, publication, and others.

Segment	Major products and services
Computer services	Software development, systems integration, facilities management and other related services
Computer and other product sales	Computer and other product sales and information technology related engineering
Prepaid card sales	Issuance and settlement of prepaid cards, development and sales of card systems
Publication	Publication of books and magazines
Others	Investment in venture companies, rental of "intelligent" buildings, rental of computer and related products

The segment information of the Company for the six months ended September 30, 2000 and 2001 classified by segment is presented below:

	Millions of Yen							
	For the six months ended September 30, 2000							
	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and operating revenue:								
Sales to outside customers	¥95,851	¥60,120	¥25,692	¥15,283	¥1,737	¥198,683	¥ –	¥198,683
Inter-segment sales/transfers	612	1,133	9	–	261	2,015	(2,015)	–
Total sales	96,463	61,253	25,701	15,283	1,998	200,698	(2,015)	198,683
Operating costs and expenses	96,242	58,669	25,934	15,516	700	197,061	(2,015)	195,046
Operating income (loss)	¥ 221	¥ 2,584	¥ (233)	¥ (233)	¥1,298	¥ 3,637	¥ –	¥ 3,637

	Millions of Yen							
	For the six months ended September 30, 2001							
	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and operating revenue:								
Sales to outside customers	¥111,382	¥49,768	¥25,361	¥12,806	¥ 746	¥200,063	¥ –	¥200,063
Inter-segment sales/transfers	936	195	16	218	297	1,662	(1,662)	–
Total sales	112,318	49,963	25,377	13,024	1,043	201,725	(1,662)	200,063
Operating costs and expenses	106,787	49,319	25,488	13,925	994	196,513	(1,630)	194,883
Operating income (loss)	¥ 5,531	¥ 644	¥ (111)	¥ (901)	¥ 49	¥ 5,212	¥ (32)	¥ 5,180

	Thousands of U.S. Dollars (Note 1(1))							
	For the six months ended September 30, 2001							
	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and operating revenue:								
Sales to outside customers	$932,847	$416,820	$212,400	$107,254	$6,251	$1,675,572	$ –	$1,675,572
Inter-segment sales/transfers	7,837	1,632	142	1,823	2,484	13,918	(13,918)	–
Total sales	940,684	418,452	212,542	109,077	8,735	1,689,490	(13,918)	1,675,572
Operating costs and expenses	894,364	413,061	213,469	116,619	8,327	1,645,840	(13,649)	1,632,191
Operating income (loss)	$ 46,320	$ 5,391	$ (927)	$ (7,542)	$ 408	$ 43,650	$ (269)	$ 43,381

Segment information for geographic locations is omitted for the six months ended September 30, 2000 and 2001 since total sales for the "Japan" segment exceeded 90 percent of total sales in each period. Information regarding overseas sales is omitted for the six months ended September 30, 2000 and 2001 since total overseas sales was less than 10 percent of consolidated total sales in each period.

6. Subsequent Events:

(1) On November 26, 2001, CSK concluded a basic agreement with Unison Capital Partners L.P. ("Unison") to transfer the control right of ASCII Corporation ("ASCII") that is consolidated subsidiary of CSK to Unison.

Details of agreement are as follows:

1) The agreement calls for ASCII to reduce its capital and conduct a reverse stock split, with the amount of capital reduction and the reverse stock split ratio to be determined in a formal contract to be signed by both parties.
2) CSK will transfer all shares of ASCII to ASCII itself for free.
3) ASCII will cancel its own shares received from CSK.
4) ASCII will issue new shares by private placement to Unison or to Unison Group companies.
5) Following the above transactions, Unison will acquire control of ASCII as of March 30, 2002.

The final details of this scheme will be determined in a formal contract to be signed by both parties in late December 2001.

(2) On November 20, 2001, the Board of Directors approved the payment of interim cash dividends of ¥6.00 per share to shareholders of record as of September 30, 2001.

Non-Consolidated Balance Sheets (Unaudited)

CSK CORPORATION
As of September 30, 2000 and 2001

ASSETS	Millions of Yen 2000	Millions of Yen 2001	Thousands of U.S. Dollars (Note 1 (1)) 2001
Current assets:			
Cash	¥ 13,520	¥ 10,881	$ 91,134
Notes and accounts receivable	16,854	17,486	146,446
Systems in progress	4,054	4,412	36,954
Deferred income taxes	718	2,657	22,252
Short-term loans to subsidiaries and affiliates	3,532	3,556	29,786
Other current assets	4,396	3,167	26,526
Allowance for doubtful accounts	(649)	(79)	(664)
Total current assets	42,425	42,080	352,434
Property and equipment, net of accumulated depreciation	22,015	19,125	160,172
Deferred charges and intangible assets	512	593	4,964
Investments and other assets:			
Investments in securities	16,096	11,916	99,800
Investments in subsidiaries and affiliates	168,640	158,938	1,331,136
Investments in partnerships	14,800	9,418	78,874
Long-term loans to subsidiaries and affiliates	9,646	1,603	13,423
Deferred income taxes	–	1,100	9,214
Fixed leasehold deposits	3,413	3,542	29,668
Other assets	1,763	1,462	12,248
Allowance for investment losses	–	(3,700)	(30,988)
Allowance for doubtful accounts	(189)	(653)	(5,469)
Total assets	¥279,121	¥245,424	$2,055,476

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		Thousands of U.S. Dollars (Note 1 (1))
	2000	2001	2001
Current liabilities:			
Accounts payable	¥ 8,857	¥ 8,524	$ 71,393
Short-term bank loans payable	41,964	45,464	380,771
Current portion of convertible bonds payable	11,927	6,683	55,971
Commercial paper	2,000	20,000	167,504
Accrued income taxes	1,483	15	121
Accrued consumption taxes	476	462	3,865
Accrued expenses	2,380	2,506	20,991
Accrued bonuses to employees	3,500	4,000	33,501
Allowance for loss from guaranteed indebtedness	1,717	–	–
Other current liabilities	1,894	2,040	17,087
Total current liabilities	76,198	89,694	751,204
Long-term liabilities:			
Convertible bonds payable	6,683	–	–
Long-term bank loans payable	1,256	792	6,633
Accrued employees' retirement benefits	1,173	2,664	22,314
Other long-term liabilities	2,444	691	5,785
Total liabilities	87,754	93,841	785,936
Shareholders' equity:			
Common stock, par value, ¥50 per share— Authorized: 298,000,000 shares at September 30, 2000 and 2001, respectively Issued: 74,700,164 shares at September 30, 2000 and 2001, respectively	69,029	69,029	578,133
Additional paid-in capital	78,795	78,795	659,921
Legal reserve	1,226	1,316	11,024
Voluntary reserve	38,000	31,400	262,982
Retained earnings	1,053	(29,211)	(244,652)
Unrealized gains on securities	3,264	254	2,134
Treasury stock, at cost	–	(0)	(1)
Total shareholders' equity	191,367	151,583	1,269,540
Total liabilities and shareholders' equity	¥279,121	¥245,424	$2,055,476

Non-Consolidated Statements of Operations (Unaudited)

CSK CORPORATION
For the six months ended September 30, 2000 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 1 (1))
	2000	2001	2001
Sales and operating revenue:			
Computer services	¥39,589	¥ 46,072	$ 385,859
Computer and other product sales	11,775	11,031	92,387
Rental	543	675	5,656
	51,907	57,778	483,902
Operating costs	40,185	45,247	378,952
Selling, general and administrative expenses	7,027	7,656	64,120
	47,212	52,903	443,072
Operating income	4,695	4,875	40,830
Other income (expenses):			
Interest and dividends received	522	515	4,310
Interest expenses	(498)	(299)	(2,500)
Income from investments in partnerships	1,406	–	–
Loss on investments in partnerships	–	(541)	(4,531)
Loss on write-down of investments in subsidiaries	(247)	(29,239)	(244,879)
Loss on write-down of investments in securities	(366)	(77)	(646)
Provision for allowance for investment losses	–	(3,700)	(30,988)
Provision for allowance for doubtful accounts	(690)	–	–
Provision for allowance for loss from guaranteed indebtedness	(1,717)	–	–
Others, net	(312)	(187)	(1,567)
Income (loss) before income taxes	2,793	(28,653)	(239,971)
Income taxes:			
Current	2,111	155	1,301
Deferred	519	1,293	10,832
Net income (loss)	¥ 163	¥(30,101)	$(252,104)

	Yen		U.S. Dollars (Note 1 (1))
Per share information:			
Basic earnings per share	¥2.19	¥(402.96)	$(3.37)
Cash dividends	¥6.00	¥ 6.00	$ 0.05

Investor Information

As of September 30, 2001

Corporate Name:	CSK CORPORATION
Established:	October 7, 1968
Head Office:	Shinjuku Sumitomo Bldg. 2-6-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0227, Japan Phone: 81-3-3344-1811 URL: http://www.csk.co.jp/
Stock Exchange Listings:	First Section of the Tokyo Stock Exchange (Listed on March 1, 1985) Osaka Securities Exchange (Listed on June 17, 1991) Nagoya Stock Exchange (Listed on June 17, 1991) Nasdaq NM (Listed on August 29, 1983)
Paid-in Capital:	¥69,029 million
Number of Employees:	4,696
Transfer Agent and Registrar:	The Sumitomo Trust & Banking Co.,Ltd. Head Office: 4-5-33, Kitahama, Chuo-ku, Osaka 540-8639, Japan Tokyo Stock Transfer Agency Department: 1-4-4, Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan Mailing Adress: 1-10, Nikko-cho, Fuchu-shi, Tokyo 183-8701, Japan Stockholder Registration Contact Number: 81-42-351-2211, 81-6-6833-4700 URL:http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Depositary for ADRs:	The Bank of New York 101 Barclay Street, New York, NY 10286, USA Phone: 1-212-815-2218 U.S. toll free: 1-888-269-2377

CSK

Best Business Partner

URL: http://www.csk.co.jp/

For more information on this Group, please contact us as follows:
CSK Public Relations Office IR Section
Phone:81-3-5321-3164
Facsimile: 81-3-5321-3136

Printed in Japan